________________________________________________________________________________


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             dated November 8, 2004


                                WORLD GAMING PLC
                    ----------------------------------------
                    (Exact Name as Specified in its Charter)


                                       N/A
                       ----------------------------------
                       (Translation of Registrant's Name)


                                  Jasmine Court
                                Friars Hill Road
                               St. Johns, Antigua
               ---------------------------------------------------
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X         Form 40-F
                    -----                  -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                    No    X
              -----                 -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

________________________________________________________________________________

EXPLANATORY NOTE:

Attached hereto as Exhibit 1 to this Form 6-K are the Registrant's unaudited consolidated financial statements at and for the three and nine month periods ended September 30, 2004, and related Management's Discussion and Analysis of Financial Condition and Results of Operations.





                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:    November 8, 2004

                                        WORLD GAMING PLC



                                        By:      /s/ David James Naismith
                                                 ------------------------
                                        Name:    David James Naismith
                                        Title:   CFO





                                  EXHIBIT INDEX

 Exhibit       Description of Exhibit
 -------       ----------------------

    1 Unaudited consolidated financial statements at and for the three and nine month periods ended September 30, 2004, and related Management's Discussion and Analysis of Financial Condition and Results of Operations

                                                                       EXHIBIT 1

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make certain forward-looking statements in this document within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this document, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty," forward-looking statements are being made. These forward-looking statements speak as of the date of this document.

The forward-looking statements are not guarantees of future performance and involve risk and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements. These statements are based on our current beliefs as to the outcome and timing of future events, and actual results may differ materially from those projected or implied in the forward looking statements. Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements involve risks and uncertainties including, without limitation, the risks and uncertainties referred to in our filings with the Securities and Exchange Commission, including our most recent Form 20-F.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

OVERVIEW

World Gaming Plc ("World Gaming" or the "Company") is a holding company incorporated under the laws of England and Wales that, through its subsidiaries, is a developer, licensor and supplier of online gaming products, including casino, sportsbook and pari-mutuel betting.

Inphinity Interactive Inc., a wholly-owned subsidiary of the Company, incorporated and operating out of British Columbia, Canada, develops gaming software and web pages on behalf of Starnet Systems International Inc. ("SSII"), a wholly-owned subsidiary of the Company incorporated and operating out of Antigua. SSII licenses the gaming software to third parties for an initial licensing fee and monthly royalties.

The following tables set out selected consolidated information from the statements of operations for the three months ended September 30, 2004 and September 30, 2003, the nine months ended September 30, 2004 and September 30, 2003 and the balance sheets as at September 30, 2004 and at December 31, 2003:


                  SELECTED STATEMENT OF OPERATIONS INFORMATION
                                   (UNAUDITED)

                     For the three months ended      For the nine months ended
                     September 30,  September 30,   September 30,  September 30,
                         2004           2003            2004           2003
                     ------------   ------------    ------------   ------------

Net Sales ..........    $4,038        $ 2,818         $13,550        $10,341
Gross Profit .......     3,838          2,464          12,760          9,081
Expenses including
 interest ..........     2,692          2,948           7,865          9,722
Net Income/(Loss) ..     1,146           (181)          4,818             24



                       SELECTED BALANCE SHEET INFORMATION

                                         September 30, 2004    December 31, 2003
                                            (Unaudited)
                                         ------------------    -----------------

Working Capital .........................     $  4,964            $   (126)
Total Assets ............................       13,632              12,591
Total loans and capital lease obligations        1,127               2,944
Accumulated Deficit .....................      (18,906)            (23,723)
Total Shareholders' Equity ..............        5,843                 828

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION

           (Dollars in thousands of US dollars, except per share data)

Total revenues for the quarter ended September 30, 2004 increased by 43.3% or $1,220 to $4,038 compared to $2,818 for the same period last year. For the nine months ended September 30, 2004, revenues increased by $3,209 or 31.0% to $13,550 compared to $10,341 for the same period last year. Net income for the quarter ended September 30, 2004 was $1,146 or $0.03 per share compared to a net loss of ($181) or ($0.01) per share for the corresponding period last year. Net income for the nine months ended September 30, 2004 was $4,818 or $0.11 per share compared to a net income of $24 or $0.01 per share for the same period last year.

In February 2004, the Company closed its transaction processing and customer service divisions migrating licensees that utilized these services to an industry leading supplier. For comparative purposes, $346 of transaction processing fee revenue was included in total revenues for the quarter ended September 30, 2003 compared to $nil in the quarter ended September 30, 2004. For the nine months ended September 30, 2003 and 2004, such fee revenues were $808 and $423 respectively. Direct costs associated with this division exceeded fee revenue in every quarter up to the date of its closure.

Despite the exclusion of transaction processing fee income since February 2004, revenues have continued to grow due to increases in total wagering volume experienced by licensees. For the three and nine months ended September 30, 2004, licensee gross wagering volumes increased 97% and 79%, respectively. In addition, overall net win experienced by these licensees exceeded the same quarter last year. (Net win for the Company's licensees is the difference between the amount wagered (bet placed) by a customer and the amount paid back to (won by) that customer). Consequently, licensee revenues increased 72.5% and 54.6% for the three and nine month periods ended September 30, 2004, respectively, over the corresponding prior year periods.

The gross margin for the nine months ended September 30, 2004 was 93.5% compared to 87.8% for the same period last year reflecting an underlying increase in total gross margin of 40.5%. The increase resulted from a more profitable revenue mix due to the closure of the transaction processing division in February 2004.

Operating expenses including interest and depreciation decreased 8.7% to $2,692 during the third quarter of 2004 compared to $2,948 for the same period last year. The decrease occurred primarily due to the following:

      o Depreciation charges declined $174 or 31.8% when compared to the same period last year;

      o A 3.4% reduction in other corporate overhead or a reduction of $82, when compared to the same period last year.

For the nine months ended September 30, 2004 operating expenses including interest and depreciation declined 19.1% to $7,865 compared to $9,722 for the same period last year. The decrease occurred primarily due to the elimination of advertising and promotion expenses that were utilized in launching the worldgaming.com gaming site during the second quarter of 2003 and continued reductions in corporate overhead.

The Company has stabilized the cost base over the past twelve months while maintaining its commitment to continue investing in enhanced infrastructure and product offerings for its existing licensees.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2004, the Company had $4,299 in cash and cash equivalents up from $2,657 at December 31, 2003. The increase over the nine month period was primarily due to profits earned in the period as a result of increased royalty revenues from licensees and maintaining a stabilized cost base with greater scalability.

Working capital at September 30, 2004 improved to $4,964 from $(126) at December 31, 2003. This improvement in working capital is due primarily to the decline in current liabilities through the execution and completion by current management of payment plans on significant lease and other obligations. Again, the improvement in working capital has been achieved through cash profits generated in the period.

Reserves and deposits held by credit card processors on behalf of our licensees were $2,832 at September 30, 2004, down from $5,948 at December 31, 2003. These funds are held as rolling reserves and are typically released to the Company after six months. The decrease in these reserves resulted from the closure of the Company's transaction processing division in February, 2004. These reserves are expected to continue to decline until all amounts have either been received or written off. As these funds are held on behalf of licensees, the Company does not release such funds to the licensee until they are collected from the respective processor.

Accounts receivable increased by $1,828 from $1,538 at December 31, 2003 to $3,366 at June 30, 2004. The accounts receivable balance primarily consists of amounts due to the Company in respect of deposits processed on behalf licensees during September 2004. The Company collects all funds processed by our licensees in the previous month within 30 days of month-end of the preceding month. The Company then collects its royalty from these funds before distributing to respective licensees. Due to the commencement of the winter sports season, deposit volumes increased in September, reflecting a higher balance receivable at September 30, 2004 than in the comparative period. Royalties due from operating licensees who do not utilise the Company's outsourced processing function are usually collected towards the end of the following month. Prior to closure of the transaction processing division in February 2004, such amounts would have been disclosed as amounts due from processors.

Prepaid expenses and deposits increased by $762 to $1,356 at September 30, 2004 compared to $594 at December 31, 2003. The significant increase is due to the inclusion of capitalized legal costs and professional costs of $858 in respect of the transaction with Sportingbet PLC discussed below. These costs have been deferred and will be offset against the proceeds from the Sportingbet transaction that became due on October 12, 2004.

Accounts payable and accrued liabilities balances increased by $18 to 6,462 in the nine months ended September 30, 2004 compared to $6,444 at December 31, 2003. The balance comprises reserves and deposits described above of $2,832 due to our licensees together with amounts receivable in respect of September 2004 processing net of the Company's royalties. These amounts will subsequently be paid to our licensees when received. In addition, amounts managed for jackpot balances of $428 at September 30, 2004 are included in the balance together with general accounts payable. Jackpot balances are amounts held on behalf of our licensees for gaming products utilized on their websites.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

Net cash used in investing activities for the nine months ended September 30, 2004 was $1,050 compared to $110 for the same period last year. This amount primarily represents payments under the current Oracle license contract, and those under the upgrade described below, investment in new hardware infrastructure and Denial of Service (DoS) defence equipment. Towards the end of the second quarter of 2004 the Company began investing in a major upgrade to its hosting facilities in Antigua to increase stability of the Company's computer operating systems, as well as scalability. The upgrade involved moving to an Oracle 10g database platform in addition to replacement and expansion of disk storage sub-systems.

Net cash used for financing activities for the nine months ended September 30, 2004 was $1,755 compared to $820 for the same period last year. Cash was primarily used for payments on lease settlements negotiated during the second half of 2003, and repayments of amounts due to Sportingbet PLC.

RECENT DEVELOPMENTS
(Currency in US dollars)

The Company previously disclosed that during the first quarter of 2004, the Company agreed in principle with Sportingbet PLC to a two-year extension of its existing software license agreement. During the year ended December 31, 2003, Sportingbet represented approximately 80% of the Company's royalty revenues and owned a substantial equity interest in the Company. As previously disclosed, Sportingbet had indicated that it wished to explore alternative structures to its existing relationship with the Company.

In August 2004, the Company disclosed full details of the restructured relationship that its Board of Directors had agreed upon with Sportingbet. In September 2004, the Company sent a circular to its Shareholders describing the terms of the transaction, made available relevant contracts and requested that Shareholders vote on the matter at its 2004 Annual General Meeting. At the Company's Annual General Meeting held on October 12, 2004, Shareholders voted in favour of all resolutions in respect of the transaction with Sportingbet. Sportingbet abstained from exercising any of its voting rights.

The transaction with Sportingbet was effective October 1, 2004 and will materially affect the revenues and expenses of the Company. The key elements of the transaction are as follows:

      o The Company has entered into an agreement with Sportingbet to transfer a 50% interest in the Company's software to a Joint Venture with Sportingbet for the following consideration:

         -  U.S. $10 million cash under staged payments;

         -  Additional consideration of U.S. $3.3 million as value for:

            * Cancellation of all economic and voting rights attached to Sportingbet's existing 29.5% equity holding in World Gaming;

            * Forgiveness of the convertible loan note owed to Sportingbet with a face value of U.S. $900,000.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

      o Future development of the software is to be funded by Sportingbet in an amount equal to at least $4.5 million over 4 years, in return for a perpetual royalty free licence to its use within the Sportingbet group.

      o A Development Plan to improve the software for the Company's licensees and Sportingbet is to be agreed by both parties.

      o The Company will have full rights to full use of the software including enhancements for the duration of the partnership agreement plus the ability to continue sub-licensing the software to third parties.

      o The Company has entered into an exclusive hosting agreement for Sportingbet's U.S. facing database on a cost-plus basis.

      o The Company has acquired marketing rights over Sportingbet's multi-lingual and multi-currency European software to market to existing and new licensees of World Gaming throughout Europe.

As a result of these transactions, the Company will no longer receive royalty fees from Sportingbet, it will no longer have the costs associated with the entire development group and it will receive hosting revenues equal to Sportingbet's usage percentage of the Company's hosting facilities with a 10% mark-up (estimated to be $2.5 million in the twelve months following the date of the transaction). Sportingbet currently accounts for approximately 80% of the Company's hosting facility usage. As compensation for the gaming software, the Company will receive $10 million of which $3 million was received on October 12, 2004, and $3 million is to be received by March 31, 2005 and $4 million is to be received by November 2005. In addition, Sportingbet has forgiven the Company's obligations under its $900,000 convertible loan note due to Sportingbet. At the date of the transaction, Sportingbet held 13,506,204 ordinary shares of the Company, equal to 29.5% of the Company's outstanding equity. As part of the transaction, Sportingbet will cancel all economic and voting rights attached to these shares and the Company will have the exclusive option to purchase such shares for an aggregate $1 when at such time it has retained earnings to do so. As at September 30, 2004, although reduced from 2003, the accumulated deficit stands at $18.9 million.

REGULATORY DEVELOPMENTS

Early in the 108th Congress, U.S. Congressman Jim Leach (R-IA) introduced HR 21, the Unlawful Internet Gambling Funding Prohibition Act, which was based on similar legislation that he introduced in the 107th Congress. This legislation attempts to prohibit Internet gambling by prohibiting all financial transactions pertaining to illegal Internet gambling. Shortly afterwards, U.S. Senator Jon Kyl (R-AZ) introduced similar legislation, S. 627, in the U.S. Senate. In June of 2003, HR 21 was reintroduced as HR 2143 by U.S. Congressman Spencer Bachus (R-AL) without any civil and criminal sanctions in order to bypass the U.S. House of Representatives Committee on Judiciary. The House of Representatives passed that legislation. In late October 2003, the U.S. Senate's Committee on Banking reported the Senate bill out of Committee and it was placed on the Senate Legislative Calendar. No action has been taken since that time. The Company continues to monitor this situation because the passage of the legislation could have a substantial negative impact on the business of the Company's licensees and ultimately the Company.

                        WORLD GAMING PLC AND SUBSIDIARIES
                           Consolidated Balance Sheets
                         (In Thousands of U.S. Dollars)

                                     ASSETS

                                                    September 30,   December 31,
                                                        2004            2003
                                                    -------------   ------------
                                                     (Unaudited)
CURRENT ASSETS

Cash and cash equivalents ..........................  $  4,299        $  2,657
Reserves and deposits with credit card processors ..     2,832           5,948
Accounts receivable, net ...........................       642             242
Accounts receivable from related party .............     2,724           1,296
Prepaid expenses ...................................       498             594
Other deferred legal costs .........................       858               -
                                                      --------        --------

  Total Current Assets .............................    11,853          10,737

Capital Assets, net ................................     1,779           1,854
                                                      --------        --------

  TOTAL ASSETS .....................................  $ 13,632        $ 12,591
                                                      ========        ========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                     Consolidated Balance Sheets (Continued)
                         (In Thousands of U.S. Dollars)

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                    September 30,   December 31,
                                                        2004            2003
                                                    -------------   ------------
                                                     (Unaudited)
CURRENT LIABILITIES

   Accounts payable and accrued liabilities ........  $  6,462        $  6,444
   Accrual for legal claims ........................       200             215
   Funds held on deposit ...........................         -           2,160
   Current portion of loans payable to related party       210             803
   Current portion of loans payable ................         -             645
   Current portion of capital lease obligation .....        17             596
                                                      --------        --------

     Total Current Liabilities .....................     6,889          10,863

Convertible Note payable to related party ..........       900             900
                                                      --------        --------

TOTAL LIABILITIES ..................................     7,789          11,763

STOCKHOLDERS' EQUITY

   Capital stock ...................................    26,054          25,992
   Accumulated deficit .............................   (18,906)        (23,723)
   Accumulated other comprehensive loss ............    (1,305)         (1,441)
                                                      --------        --------

      Total Stockholders' Equity ...................     5,843             828
                                                      --------        --------

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...  $ 13,632        $ 12,591
                                                      ========        ========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                                 WORLD GAMING PLC AND SUBSIDIARIES
            Consolidated Statements of Operations and Other Comprehensive Income/(Loss)
                        (In Thousands of U.S. Dollars, except share amounts)
                                            (Unaudited)

                                         For the Three Months Ended     For the Nine Months Ended
                                                 September 30,                September 30,
                                         ---------------------------   ---------------------------
                                             2004           2003           2004           2003
                                         ------------   ------------   ------------   ------------
REVENUE
   Royalties and fees .................  $      4,038   $      2,808   $     13,473   $     10,296
   Other ..............................             -             10             77             45
                                         ------------   ------------   ------------   ------------

     Total Revenue ....................         4,038          2,818         13,550         10,341

   Cost of sales ......................           200            354            880          1,260
                                         ------------   ------------   ------------   ------------

     Gross Profit .....................         3,838          2,464         12,670          9,081
                                         ------------   ------------   ------------   ------------

OPERATING EXPENSES
   Development, selling, general,
   and administrative .................         2,358          2,376          6,756          8,157
   Recovery on legal settlements ......             -           (274)             -           (574)
   Depreciation and amortization ......           372            546          1,124          1,510
   Interest and bank charges ..........           (38)            26            (15)            55
                                         ------------   ------------   ------------   ------------

     Total Operating Expenses .........         2,692          2,674          7,865          9,148
                                         ------------   ------------   ------------   ------------

Net Income/(Loss) From Operations .....         1,146           (210)         4,805            (67)
                                         ------------   ------------   ------------   ------------

OTHER INCOME
     Other income .....................             -             29             13             91
                                         ------------   ------------   ------------   ------------

     Total Other Income ...............             -             29             13             91
                                         ------------   ------------   ------------   ------------

Profit/(Loss) before income taxes .....         1,146           (181)         4,818             24

Income taxes ..........................             -              -              -              -
                                         ------------   ------------   ------------   ------------

NET INCOME/(LOSS) .....................         1,146           (181)         4,818             24
                                         ------------   ------------   ------------   ------------

OTHER COMPREHENSIVE INCOME
     Foreign currency translation .....             6            468            136             62
                                         ------------   ------------   ------------   ------------

     Total other comprehensive income .             6            468            136             62
                                         ------------   ------------   ------------   ------------

Net Comprehensive Income ..............  $      1,152   $        287   $      4,954   $         86
                                         ============   ============   ============   ============

LOSS PER SHARE - Basic ................  $       0.03   $      (0.01)  $       0.11   $       0.01
                                         ============   ============   ============   ============
               - Fully Diluted ........  $       0.02   $      (0.01)  $       0.08   $       0.01
                                         ============   ============   ============   ============

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING - Basic ...........    45,857,023     37,114,049     45,927,708     40,011,548
                                         ============   ============   ============   ============
                    - Fully Diluted ...    60,045,390     37,114,049     60,045,390     40,011,548
                                         ============   ============   ============   ============

                           The accompanying notes are an integral part of
                              these consolidated financial statements.

                                                 9

                                 WORLD GAMING PLC AND SUBSIDIARIES
                               Consolidated Statements of Cash Flows
                                   (In Thousands of U.S. Dollars)
                                            (Unaudited)
                                                                         For the Nine Months Ended
                                                                               September 30,
                                                                         -------------------------
                                                                            2004            2003
                                                                          -------         -------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net Income .....................................................       $ 4,818         $    24
   Adjustment to reconcile net loss to net
    cash provided by operating activities:
     Depreciation and amortization ................................         1,124           1,510
   Changes in operating assets and liabilities:
     (Increase) decrease in reserves with credit card processors ..         3,116            (330)
     (Increase) decrease in accounts receivable ...................        (1,828)          1,733
     (Increase) in prepaid expenses and deposits ..................          (762)           (186)
     Increase (decrease) in accounts payable and accrued
      liabilities .................................................            18          (1,331)
     Increase (decrease) in accrual for legal claims ..............           (15)           (150)
     Increase (decrease) in funds held on deposit .................        (2,160)            520
                                                                          -------         -------
       Net Cash Provided by Operating Activities ..................         4,311           1,790
                                                                          -------         -------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of property and equipment .............................        (1,050)           (110)
                                                                          -------         -------

       Net Cash (Used For) Investing Activities ...................        (1,050)           (110)
                                                                          -------         -------

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common shares .........................................            62             600
New loan receipts .................................................             -           1,002
Repayment of loans payable ........................................        (1,238)         (1,142)
Principal payments on capital lease obligations ...................          (579)         (1,280)
                                                                          -------         -------

     Net Cash (Used for) Provided by Financing Activities .........        (1,755)           (820)
                                                                          -------         -------

     Effects of exchange rate on cash .............................       $   136         $    62
                                                                          -------         -------

                           The accompanying notes are an integral part of
                              these consolidated financial statements.

                                                 10

                                 WORLD GAMING PLC AND SUBSIDIARIES
                         Consolidated Statements of Cash Flows (Continued)
                                   (In Thousands of U.S. Dollars)
                                            (Unaudited)
                                                                         For the Nine Months Ended
                                                                               September 30,
                                                                         -------------------------
                                                                            2004            2003
                                                                          -------         -------
INCREASE/(DECREASE) IN CASH .......................................       $ 1,642         $   922
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD ..................         2,657           1,753
                                                                          -------         -------

CASH AND CASH EQUIVALENTS END OF PERIOD ...........................       $ 4,299         $ 2,675
                                                                          =======         =======


                           SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION

CASH PAID DURING THE PERIOD FOR

Interest and Bank charges .........................................       $   (15)        $    55



Other non-cash transactions:

Issue of shares in part settlement of class action suit ...........       $     -         $ 1,050
Capital assets acquired under financing plan ......................       $     -         $ 1,002
Settlement of capital lease obligation ............................       $     -         $   751


                           The accompanying notes are an integral part of
                              these consolidated financial statements.

                                                 11

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                    September 30, 2004 and December 31, 2003

     NOTE 1 - ACCOUNTING POLICIES

     The consolidated financial statements at September 30, 2004 and for the nine months ended September 30, 2004 are unaudited, but include all adjustments (consisting only of normal recurring adjustments) which in the opinion of management, are necessary to state fairly the financial information set forth therein in accordance with accounting principles generally accepted in the United States of America. The financial amounts presented in the notes are in thousands of U.S. dollars unless the currency has been otherwise indicated.

     NOTE 2 - UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial reporting. Accordingly, certain information and footnote disclosures normally included in financial statements prepared under accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such regulations. These consolidated financial statements for the nine months ended September 30, 2004 should be read in conjunction with the Company's annual report on Form 20-F for the fiscal year ended December 31, 2003. The Results of Operations for the three months and nine months ended September 30, 2004 may not be indicative of the results that may be expected for the year ending December 31, 2004 because the royalties and fees are based on gaming activity in each of the Company's offerings some of which have major seasonal fluctuations.

     NOTE 3 - INCOME TAXES

     No income taxes arise as no taxation charges are levied in the main operating territory and elsewhere as there are losses brought forward from previous periods.

     NOTE 4 - STOCK OPTIONS

     On March 12, 1998, the Board of Directors approved a Stock Option Plan ("the Plan"), which authorized the issuance of 3,000,000 options to employees of the Company and its subsidiaries at an exercise price of $0.74. The options expire on January 1, 2008. On December 31, 1998, the Board of Directors authorized the issuance of up to 4,000,000 additional options at an exercise price to be determined based on the trading price of the Company's shares on the grant date.

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                    September 30, 2004 and December 31, 2003

     NOTE 4 - STOCK OPTIONS (continued)

     On December 23, 1999, the Board of Directors authorized the issuance of up to 5,000,000 additional options at an exercise price to be determined based on the trading price of the Company's shares on the grant date.

     On August 5, 2003 the Board of Directors authorized the issuance of up to 1,500,000 additional options to employees at an exercise price of $0.15, being the closing market price on the date of grant, of which 1,475,000 were issued.

     All subsequent option issues have been issued in accordance with the Stock Option Plan at the discretion of the Stock Option Committee, provided that:
     1.) the aggregate option grants shall not exceed the maximum allowable under the Plan, 2.) the exercise price is not less than the market value of the Company's trading shares on the date of the grant, and 3.) the option period does not exceed expiry of the Plan date. Options expire the sooner of ten years after the date granted or the expiry date of the Plan.

     A summary of the Company's stock option activity and related information follows:

                                    Nine months ended          Year ended
                                    September 30, 2004      December 31, 2003
                                  ---------------------   ---------------------
Beginning of period ............  10,818,724    $ 0.78     6,942,219    $ 1.49
Granted ........................   2,390,000      0.37     5,475,000      0.15
Exercised ......................    (300,000)    (0.21)            -         -
Forfeited and adjusted .........  (1,819,341)    (0.35)   (1,598,495)    (1.65)
                                  ----------    ------    ----------    ------

End of period ..................  11,089,383    $ 0.66    10,818,724    $ 0.78
                                  ----------    ------    ----------    ------

At September 30, 2004 options outstanding were as follows:

                           Options Outstanding                       Options Exercisable
                   ------------------------------------      ------------------------------------
                                  Weighted                                 Weighted
                                  Average      Weighted                    Average      Weighted
                                 Remaining     Average                     Remaining     Average
 Range of          Number of    Contractual    Exercise      Number of   Contractual    Exercise
 Exercise Prices    Options     Life (Years)    Price         Options    Life (Years)     Price
 ---------------   ----------   ------------   --------      ---------   ------------   --------
 $0.01 - $1.00      9,091,667       7.6        $  0.28       4,619,966        6.9        $  0.30
 $1.01 - $1.50        501,684       4.9        $  1.37         501,684        4.9        $  1.37
 $1.51 - $2.50        829,370       5.2        $  2.16         829,370        5.2        $  2.16
 $2.51 - $5.99        648,162       5.2        $  3.44         648,162        5.2        $  3.44
 $6.00 - $11.00        18,500       4.2        $  8.01          18,500        4.2        $  8.01
 ---------------   ----------   ------------   --------      ---------   ------------   --------

 $0.01 - $11.00    11,089,383       7.2        $  0.66       6,617,682        6.4        $  0.94
 ===============   ==========   ============   ========      =========   ============   ========

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                    September 30, 2004 and December 31, 2003

     NOTE 5 - COMMITMENTS AND CONTINGENCIES

     At September 30, 2004, the Company had employment contracts with its three principal officers. The salary and bonus compensation resulting from these contracts are as follows:

                                      Term                   Potential Bonus
                                     of the        Base      (as a percentage
     Name and Principal Position     Contract     Salary     of Base Salary)
     ---------------------------     --------     ------     ----------------
     A. Daniel Moran,
     Director & CEO                  ongoing       $208         Up to 50%

     David Naismith,
     Director & CFO                  ongoing       $172         Up to 50%

     Mark Thompson,
     Operations Director             ongoing       $130         Up to 30%

     James H. Grossman was appointed as a director and Chairman of the Board on April 11, 2003. His annual compensation for such service and up to five hours a month of legal services is (pound) 55, plus up to US $2 per month for certain additional legal services.

     On April 11, 2003 the company entered into an employment agreement with Mr. Daniel Moran as a Director of the Board and Chief Executive Officer. The agreement provides for an annual salary of $208, an annual housing allowance of $25, in addition to other normal executive employment benefits.

     On August 1, 2003 the company entered into an employment agreement with Mr. David Naismith as a Director of the Board and Chief Financial Officer. The agreement provides for an annual salary of $172, an annual housing allowance of $25, in addition to other normal executive employment benefits.

     Mr. Mark Thompson was appointed to the position of Operations Director and Managing Director of Starnet Systems on December 1, 2002 on a salary of $130 with an annual housing allowance of $30 and certain other additional benefits.